AMENDMENT 6-27



SEC[...] COMMISSION
[...]549

03053045

SECURITIES AND EXC[...] RECEI[...] JUN 20 2003 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2002 AND ENDING 12-31-2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rentz Christian & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

814 Morena Blvd #306
(No. and Street)

San Diego CA 92110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Rentz 619 325 7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deshazo & Company, PC
(Name – *if individual, state last, first, middle name*)

300 Westport Rd #201 Kansas City Mo 64171
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Rentz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rentz Christine & Co, as of 12-31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/a



STEVE HIRAHARA
COMM. #1260253
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires April 9, 2004

4-29-03
Notary Public

Signature
President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Palmay & DeShazo, CPA's, PC

PO Box 32366
4050 Pennsylvania
Suite 220
Kansas City, Mo 64171

Ernest E. Palmay
Joanne B. DeShazo
Voice 816-756-0020
Fax 816-756-1842

Independent Auditor's Report

To the Board of Directors and Stockholders
Rentz, Christian & Company
San Diego, California

We have audited the accompany balance sheet of Rentz, Christian & Company as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rentz, Christian & Company as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Palmay & DeShazo, CPA's, PC

By: 

February 15, 2002



Rentz, Christian & Company
Audited Financial Statements
December 31, 2001

Independent Auditor's Report

To the Board of Directors and Stockholders
Rentz, Christian & Company
San Diego, California

We have audited the accompany balance sheet of Rentz, Christian & Company as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rentz, Christian & Company as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Palmay & DeShazo, CPA's, PC

By:

February 15, 2002

Rentz, Christian & Company
Audited Financial Statements
December 31, 2001

Table of Contents

Rentz, Christian & Company
Balance Sheet
December 31, 2001

Exhibit A

ASSETS

Current Assets:		
Cash		$26,261
Commission receivable		4,830
Total current assets		$31,091
Fixed Assets:		
Furniture and fixtures	$1,410	
Less: Accumulated depreciation	1,064	346
Other Assets:		
Deposit	$ 850	
Investment	550	
Loans to stockholders	22,171	23,571
Total Assets		$55,008

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$3,180	
Accrued commissions	6,068	
Income taxes payable	935	$10,183
Stockholders' Equity:		
Common stock - $.01 par value; 3,000,000 shares Authorized; 1,000 shares issued and Outstanding	$ 10	
Capital in excess of par value	40,490	
Retained earnings	4,325	44,825
Total Liabilities and Stockholders' Equity		$ 55,008

The accompanying notes are an integral part of these financial statements.

Rentz, Christian & Company
Statement of Operations
Year ended December 31, 2001

Exhibit B

Income:		
Retail commissions		$122,743
Underwriting and private placement fees		16,759
		$139,502
Expenses:		
Other expense	$ 216	
Computer expense	198	
Depreciation	220	
Commissions	99,547	
Rent	9,590	
Professional fees	1,563	
Taxes, licenses and permits	2,685	
Insurance	262	
Travel and entertainment	2,644	
Telephone	4,340	
Office expense	1,059	
Contract labor	3,836	
Bad debt	6,100	
Bank charges	51	
Utilities	1,044	$133,355
Income (Loss) from operations		6,147
Other income (expense):		
Interest income		605
Net Profit (Loss) before taxes		6,752
Provision for income taxes		1,013
Net (loss)		$ 5,739

The accompanying notes are an integral part of these financial statements.

Rentz, Christian & Company
Statement of Changes in Stockholders' Equity
Year ended December 31, 2001 Exhibit C

	COMMON STOCK	CAPITAL EXCESS OF	ACCUMULATED DEFICIT	TOTAL EQUITY
Balances, 12/31/00	$ 10	$ 40,490	$ (1,414)	$39,086
Net Income			5,739	
Balances, 12/31/01	$ 10	$40,490	$ 4,325	$39,086
	========	======	=======	======

The accompanying notes are an integral part of these financial statements.

Rentz, Christian & Company
Statement of Cash Flows
Year ended December 31, 2001

Exhibit D

Cash flows from operating activities:		
Net Income (Loss)	$5,739	
Adjustments to reconcile net income (loss) to net cash provided (used):		
Increase in receivables	(2,364)	
Increase in payables	3,639	
Decrease in deferred taxes	78	
Investments	(550)	
Depreciation	220	
Decrease in prepaid expense	262	
Net cash provided (used) by operating activities		$ 7,024
Cash flows from (used) by investing activities		
Cash flows from (used) by financing activities:		
Loan to stockholder		(11,164)
Net cash provided (used) by financing activities		(11,164)
Decrease in cash		$(4,140)
Cash, December 31, 2000		30,401
Cash, December 31, 2001		$26,261

The accompanying notes are an integral part of these financial statements.

Rentz, Christian & Company
Notes to the Financial Statements
December 31, 2001

Note 1: Organization and summary of significant accounting policies.

Organization:

The company was incorporated on February 9, 1995 in the State of Missouri. The company is an investment banker and brokerage firm providing full investment services primarily in the greater San Diego area.

Accounting Policy:

The company uses the accrual method of accounting, therefore income in recorded when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rentz, Christian & Company
December 31, 2001
Schedule of Supplemental Information Including:

1. Net Capital as determined by NASD rule 15C3-1
2. Reserve Requirements under Rule 15C3-3
3. Possession and Control of Securities under Rule 15C3-3
4. Reconciliation pursuant to Rule 17 A 5 (d) 4
5. Reconciliation of Net Capital
6. Discussion of material inadequies

To the Board of Directors and Stockholders
Rentz, Christian & Company
San Diego, California

Our report on our examination of the basic financial statements of Rentz, Christian & Company appears on Page 1. The examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental information includes a computation of Net Capital in accord with NASD rule 15C3-1, disclosure of reserve requirement, disclosure of possession and control of securities, disclosure regarding reconciliation pursuant to NASD rule 17 A 5 (d) 4, reconciliation of net capital, and statement regarding material inadequacies. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects to the financial statements taken as a whole.

Palmay & DeShazo, CPA's, PC

February 15, 2001

Rentz, Christian & Company
Schedule of Supplemental Information
December 31, 2001

1. Net Capital (Rule 15C3-1)

Total ownership equity	$44,825
Less: Nonallowable assets	23,993
Net capital	20,832
Less: Net capital required	(5,000)
Net capital excess	$15,832
	======

2. Reserve requirement (Rule 15C3-3) — none

3. Possession and control of securities (Rule 15C3-3) — none

4. Reconciliation pursuant to Rule 17A5 (d) 4
Reserve requirement – No customer securities are held or balance due customers — none

5. Reconciliation of net capital

Net capital per form X-17A5 Part II	$15,832
	======

6. There were no material inadequacies found.

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Rentz, Christian & Company

In planning my audit of the financial statements of Rentz, Christian & Company for the year ended December 31, 2001 I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Rentz, Christian & Company that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Palmay & DeShazo, CPA's, PC

February 15, 2002